UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a copy of the Notice of Annual Meeting and Proxy Statement of Paragon Shipping Inc. (the “Company”) relating to its annual general meeting scheduled to be held on September 9, 2008.

Exhibit 1

            July 29, 2008

TO THE SHAREHOLDERS OF
PARAGON SHIPPING INC.

Enclosed is a Notice of the 2008 Annual Meeting of Shareholders (the “Meeting”) of Paragon Shipping Inc. (the “Company”) which will be held at the Company’s premises at 15 Karamanli Ave. 166 73 Voula, Greece, on September 9, 2008 at 12:00 p.m., and related materials.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To appoint two Class B Directors to serve until the 2011 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the shares of stock represented at the Meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Michael Bodouroglou
                                  Chief Executive Officer

PARAGON SHIPPING INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 9, 2008

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Paragon Shipping Inc. (the “Company”) will be held at the Company’s premises at 15 Karamanli Ave. 166 73 Voula, Greece, on September 9, 2008 at 12:00 p.m., for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class B Directors to serve until the 2011 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on July 16, 2008 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board of Directors

Maria Stefanou
Secretary

July 29, 2008
Voula, Greece

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 9, 2008
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Paragon Shipping Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the Company’s premises at 15 Karamanli Ave. 166 73 Voula, Greece, on September 9, 2008 at 12:00 p.m., or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about July 29, 2008.

VOTING RIGHTS AND OUTSTANDING SHARES

On July 16, 2008 (the “Record Date”), the Company had outstanding 27,133,015 shares of common stock, par value $0.001 per share (the “Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are quoted on The Nasdaq Global Market under the symbol “PRGN.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive office, 15 Karamanli Ave. 166 73 Voula, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has five directors on the board of directors, which is divided into three classes.  As provided in the Company’s amended and restated Articles of Incorporation, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of two Class B Directors expires at the Meeting.  Accordingly, the board of directors has nominated Nigel D. Cleave and Bruce Ogilvy, each of whom is a current Class B Director, for election as directors whose term would expire at the Company’s 2011 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Nigel D. Cleave	50	Class B Director
Bruce Ogilvy	65	Class B Director

Certain biographical information about each of these individuals is set forth below.

Nigel D. Cleave is a non-executive director. In 2006, Mr. Cleave was appointed to his current position as chief executive officer of Epic Ship Management Limited, a ship management company engaged in the provision of a complete range of ship management services on behalf of an international clientele base, with offices located in Cyprus, Singapore, Germany, the U.K. and the Philippines. Prior to this, Mr. Cleave served as group managing director of Dobson Fleet Management Limited from 1993 to 2006, a ship management company based in Cyprus and, prior to his position at Dobson, Mr. Cleave was the deputy general manager for Hanseatic Shipping Company Limited from 1991 to 1993. From 1988 to 1991, Mr. Cleave held fleet operation roles with PPI Lines, including that of fleet operations manager. From 1975 to 1986, Mr. Cleave held various positions at The Cunard Steamship Company plc, including navigation cadet officer, third officer, second officer, financial and planning assistant, assistant to the group company secretary and assistant operations manager. Mr. Cleave graduated from the Riversdale College of Technology in the United Kingdom with an O.N.C. in Nautical Science in 1979. Mr. Cleave is a board member of the Marine Shipping Mutual Insurance Company Limited, and is the Chairman of the Cayman Islands Shipowners’ Advisory Council. Mr. Cleave is a Fellow of the Chartered Institute of Shipbrokers, acts as a Member of the Cyprus Committee of Germanischer Lloyd and the Cyprus Technical Committee of DnV (both being advisory committees covering technical related issues with the Classification Society). Mr. Cleave also serves as the Chairman of the Mission to Seafarers Cyprus Branch.

Bruce Ogilvy is a non-executive director. From 2003 to 2005 Mr. Ogilvy served as a consultant to Stelmar Tankers (Management) Ltd. and from 1992 to 2002, he was managing director of Stelmar Tankers (U.K.) Ltd., a subsidiary of Stelmar Tankers (Management) Ltd., through which the group’s commercial business, including chartering and sale and purchase activities, were carried out. In 1992, Mr. Ogilvy joined Stelios Haj-Ioannou to form Stelmar Tankers (Management) Ltd., and served on its board of directors from its inception to 2002. During his ten years with Stelmar Tankers (Management) Ltd., Stelmar Shipping Ltd. completed an initial public offering on the New York Stock Exchange in 2001 and a secondary listing in 2002. Prior to his association with Stelmar Tankers (Management) Ltd., Mr. Ogilvy served in various capacities, including chartering and sale and purchase activities with Shell International. Mr. Ogilvy graduated from Liverpool University, in the United Kingdom, in 1963 with a degree as Ship Master. Mr. Ogilvy served on the Council of Intertanko, an industry body that represents the interests of independent tanker owners, since 1994 and on its Executive Board from 2003 until 2005. Mr. Ogilvy has been an active member of the Chartered Institute of Shipbrokers for nearly 30 years. He served as Chairman of the London Branch from 1999 to 2001 and has just completed two years as Chairman of the Institute.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting of the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2008.

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Maria Stefanou
Secretary

July 29, 2008
Voula, Greece

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: August 11, 2008	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 909724